May 30, 2018

Via EDGAR

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Phone:          (202) 551-3401

Re:                             Ashford Inc.

Preliminary Proxy Statement on Schedule 14A, filed on April 24, 2018

Preliminary Proxy Statement on Schedule 14A, filed on May 24, 2018

Definitive Proxy Statement on Schedule 14A, filed on May 30, 2018

File No. 001-36400

Dear Ms. Gorman:

My firm serves as outside counsel to Ashford Inc. (the “Company”).  The Company has instructed us to respond to your request for information relating to the filing on the date hereof of Amendment No. 2 to the Company’s Schedule 14A that was originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on April 24, 2018 (the “Schedule 14A”) and relates to the 2018 annual meeting of stockholders of the Company (the “Annual Meeting”).  The Schedule 14A was amended by Amendment No. 1 to such Schedule 14A, which was filed with the Commission on May 24, 2018 (“Amendment No. 1”), to respond to the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) on the preliminary proxy statement contained in the Schedule 14A (the “Preliminary Proxy Statement”).  Amendment No. 2 to the Schedule 14A, which was filed with the Commission on May 30, 2018, contains the Company’s Definitive Proxy Statement relating to the Annual Meeting (the “Definitive Proxy Statement”).  The Annual Meeting is scheduled to occur on June 15, 2018.

The Preliminary Proxy Statement, as amended by Amendment No. 1 (the “Amended Preliminary Proxy Statement”), had included among the proposals as to which the Company intended to solicit proxies from the stockholders of the Company:

•                  a proposal characterized as “Proposal Number One” in the Amended Preliminary Proxy Statement, which proposal would have sought approval of the issuance of certain shares of the Series B Preferred Stock, par value $0.01 per share, of Ashford Holding Corp. (“New Holdco”), a wholly-owned subsidiary of the Company, in connection with the transactions described in the Amended Preliminary Proxy Statement and as required by the rules for listed companies of the NYSE American LLC (on which shares of the common stock of the Company are listed for trading) (the “Issuance Proposal”); and

•                  a proposal characterized as “Proposal Number Four” in the Amended Preliminary Proxy Statement, which proposal would have sought ratification of the amendment to the Company’s bylaws regarding the right of stockholders of the Company to assert certain claims on behalf of or against the Company (the “Bylaw Proposal”).

The Definitive Proxy Statement does not contain either the Issuance Proposal or the Bylaw Proposal, and the Company informs us that the Issuance Proposal and the Bylaw Proposal will not be on the agenda of the Annual Meeting for a vote of the stockholders of the Company.  The only substantive proposals as to which the

Definitive Proxy Statement is to be used to solicit proxies of the Company’s stockholders for use at the Annual Meeting are:

•                  the proposal characterized as “Proposal Number Two” in the Amended Preliminary Proxy Statement, which proposal relates to the election of the Company’s directors;

•                  the proposal characterized as “Proposal Number Three” in the Amended Preliminary Proxy Statement, which proposal relates to the approval by the stockholders of the extension of the term of our stockholder rights plan for an additional three years; and

•                  the proposal characterized as “Proposal Number Five” in the Amended Preliminary Proxy Statement which proposal relates to the stockholders’ ratification of the appointment of BDO USA, LLP as our independent auditors for 2018 (collectively, the “Annual Meeting Proposals”).

We understand that the Staff does not object to the filing of the Definitive Proxy Statement on the date hereof and the mailing of the Definitive Proxy Statement to the Company’s stockholder to solicit proxies with respect to the Annual Meeting Proposals for use at the Annual Meeting.

The Company has advised us that it now intends to call a special meeting of its stockholders (the “Special Meeting”) during the third quarter of 2018 at which the stockholders of the Company would vote on the Issuance Proposal.  The Company understands that, in accordance with the rules and regulations promulgated by the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company must file a new preliminary proxy statement on Schedule 14A (the “Special Meeting Proxy Statement”) relating to the solicitation of proxies from its stockholders for use at the Special Meeting, which preliminary proxy statement will contain all disclosure required under the Exchange Act and the rules and regulations thereunder with respect to the Issuance Proposal.  The Company acknowledges that the Staff may have comments with respect to the disclosure to be contained in the Special Meeting Proxy Statement relating to the Issuance Proposal in addition to the comment that the Staff provided to the Company in the Staff’s comment letter dated May 18, 2018.  The Company has not decided whether the Company’s stockholders will be asked to vote on the Bylaw Proposal at the Special Meeting.

* * *

If you have any questions about the foregoing or wish to clarify any of these matters further, please do not hesitate to contact me at (214) 659-4530.

Very truly yours,

/s/ Dudley W. Murrey
Dudley W. Murrey

cc:                                Via Email

Jim Plohg, Associate General Counsel

Ashford Inc.

David C. Wright, Hunton Andrews Kurth LLP

James V. Davidson, Hunton Andrews Kurth LLP

Sunyi Snow, Hunton Andrews Kurth LLP